

Via U.S. Mail
Mr. Michael J. Graham
Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway
Suite 600
Hoffman Estates, Illinois 60169

September 27, 2007

Re: **Career Education Corporation**
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-23245

Dear Mr. Graham:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director